

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 10, 2019

James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, Nevada 89706

      Re: Harley-Davidson Customer Funding Corp.
              Registration Statement on Form SF-3
              Filed April 5, 2019
              File No. 333-230733

Dear Mr. Thomas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

                            Sincerely,

                            /s/ Arthur C. Sandel

                            Arthur C. Sandel
                            Special Counsel
                            Office of Structured Finance

cc: Julia Landes
        Harley-Davidson Financial Services, Inc.

        Patrick G. Quick
        Foley & Lardner LLP